United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the period ending 2 October 2026

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S
• REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-297944);
• REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-208556);
• REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-233695);
• REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-233697); AND
• REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-211764)

FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED. THIS REPORT ON FORM 6-K INCLUDES SUBSTANTIALLY THE SAME INFORMATION, EXCEPT FOR INCLUSION OF FULL YEAR GUIDANCE, AS THAT REPORTED IN THE REGISTRANT’S REPORT ON FORM 6-K PREVIOUSLY FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 3, 2026, AND IS BEING FILED SOLELY FOR THE PURPOSE OF INCORPORATING BY REFERENCE INFORMATION INTO THE ABOVE-REFERENCED REGISTRATION STATEMENTS AND ANY FUTURE REGISTRATION STATEMENTS IN WHICH THE REGISTRANT IDENTIFIES THIS REPORT ON FORM 6-K AS BEING INCORPORATED BY REFERENCE

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3 November 2026

COCA-COLA EUROPACIFIC PARTNERS

Trading Update for the Third Quarter ended 2 October 2026 & Interim Dividend Declaration

Note Regarding the Presentation of Alternative Performance Measures
We use certain alternative performance measures (non-IFRS performance measures) to make financial, operating and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow for greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance as described below. The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable IFRS measures.

For purposes of this document, the following terms are defined:

‘‘As reported’’ are results extracted from our unaudited consolidated financial statements.

"Comparable’’ is defined as results excluding items impacting comparability, such as restructuring charges. Comparable volume is also adjusted for consumption days.

‘‘Fx-neutral’’ or "FXN" is defined as period results excluding the impact of foreign exchange rate changes. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates.

‘‘Dividend payout ratio’’ is defined as dividends as a proportion of comparable profit after tax.

					Change vs 2025
		Revenue	Volume (UC)[2]	Revenue per UC[1],[2],[3]	Volume*	Revenue per UC[1],[2],[3]	FXN[1] revenue	Revenue
Q3 2026	Europe	€4,436m	717m	€6.16	2.3%	2.9%	5.2%	5.8%
	APS	€1,328m	331m	€3.96	6.4%	1.4%	7.8%	9.2%
	CCEP	€5,764m	1,048m	€5.46	3.6%	2.2%	5.8%	6.5%

YTD 2026	Europe	€12,347m	2,025m	€6.10	4.0%	1.9%	6.0%	5.8%
	APS	€4,141m	1,064m	€4.01	6.7%	(0.6)%	6.1%	3.0%
	CCEP	€16,488m	3,089m	€5.38	4.9%	1.0%	6.0%	5.1%

* Volume disclosed on a reported basis which for the YTD included six additional consumption days during Q1 versus the comparative period. On a days adjusted basis Group volumes for the YTD grew by 2.7% (Europe: +1.7%; APS: +4.4%). Volume % throughout the release refers to days adjusted movements unless otherwise stated.

All footnotes included after the ‘Volume and performance by category’ section

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Q3 & YTD HIGHLIGHTS[1]
Volume & revenue

Q3 Reported Revenue +6.5%; FXN +5.8%
YTD Reported Revenue +5.1%; FXN +6.0%
•#1 value creator[5] in retail, delivering more revenue growth for our customers than any of our FMCG peers[5]
•NARTD category[5] remains resilient: YTD value +6% & volume +5%
•CCEP YTD value share flat led by 10bps improvement in Europe, offset by 50bps decline in APS
•Q3 transactions slightly ahead of volume growth
•Q3 Volume +3.5%[4]; YTD +2.7%[4],[6]
◦Q3 Volume by geography:
▪Europe +2.3% reflecting great in-market execution, innovation & favourable summer weather, with outperformance in GB & IB driven by Coca-Cola Zero Sugar (Coke Zero), Sports & Energy
▪APS +6.3% reflecting:
•Australia/Pacific: mid single-digit growth reflects double-digit growth in PNG & low single-digit increase in Australia, New Zealand (NZ) & Pacific Islands
•Southeast Asia (SEA): high single-digit growth, reflecting normalised growth (mid single-digit) in the Philippines & continuing encouraging strong double-digit growth in Indonesia
◦Q3 Volume by channel: Away-from-Home (AFH) +3.8%, Home +3.4%
▪Europe: AFH +2.2% (YTD: +0.3%), Home +2.3% (YTD: +2.7%)
▪APS: AFH +6.0% (YTD: +4.7%), Home +8.2% (YTD: +6.1%)
•Q3 revenue per unit case +2.2%[2],[3] reflecting promotional optimisation, positive pack mix & headline pricing
•Europe: +2.9% reflecting positive brand & pack mix, headline price increases & promotional optimisation
•APS: +1.4% reflecting positive brand & pack mix, headline price increases & promotional optimisation offset by adverse geographic mix. Impact of Australia Suntory exit annualised in H1

All values are unaudited; YTD volume % refers to days adjusted movements, adjusting for six additional consumptions days in Q1’26 versus Q1’25

Dividend
•Second half interim dividend per share of €1.42 (payable on 3 December 2026 to those shareholders of record on 20 November 2026)
•Resulting in full-year dividend per share of €2.24 maintaining annualised total dividend payout ratio of approximately 50%

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Q3 & YTD Revenue Performance by Geography[1]
All values are unaudited; YTD volume % refer to days adjusted movements, adjusting for six additional consumptions days in Q1’26 versus Q1’25. All volume commentary refers to Q3.

	Q3			YTD
			Fx-neutral			Fx-neutral
	€ million	% change	% change	€ million	% change	% change
FBN[8]	1,458	5.7%	5.0%	4,319	6.6%	5.9%
Germany	848	1.9%	1.9%	2,467	3.7%	3.7%
Great Britain	1,003	9.3%	8.0%	2,795	6.9%	8.4%
Iberia[9]	1,127	5.8%	5.8%	2,766	5.6%	5.6%
Total Europe	4,436	5.8%	5.2%	12,347	5.8%	6.0%
Australia / Pacific[11]	842	13.9%	7.2%	2,504	6.5%	4.1%
Southeast Asia[12]	486	1.9%	8.8%	1,637	(1.8)%	8.9%
Total APS	1,328	9.2%	7.8%	4,141	3.0%	6.1%

Total CCEP	5,764	6.5%	5.8%	16,488	5.1%	6.0%

FBN[8]
•Low single-digit volume increase in Q3 driven by good growth in France, Netherlands & Belux.
•Coca-Cola TM strong volume growth led by Coke Zero & supported by solid performance of Zero Caffeine.
•Double-digit volume growth in Monster driven by innovation, distribution gains & new listings.
•Strong volume growth in Chaudfontaine & Powerade supported by great FIFA World Cup activation & favourable weather.
•YTD revenue/UC[10] growth reflects headline price increases, positive pack mix (e.g. growth in small packs) & brand mix from growth of Energy.

Germany
•Low single-digit volume decline in Q3 reflects mid single-digit growth in July & August, offset by temporary customer disruption in September.
•Coca-Cola TM & Flavour volumes grew mid single-digit in July & August, driven by Coke Zero, Zero Caffeine & Sprite supported by the new Sprite Chill variant.
•Q3 Monster delivered double-digit volume growth, driven by Ultra & Juiced ranges.
•YTD revenue/UC[10] growth driven by positive brand & pack mix (e.g. Monster, small PET) & Q3 headline price increase.

Great Britain
•Q3 mid single-digit volume increase with good growth in Home & AFH reflecting great FIFA World Cup activation & favourable summer weather.
•Coca-Cola TM solid volume growth across Coke Original Taste, Zero & Diet, supported by 500ml cans, Zero Caffeine & flavour innovation.
•High single-digit volume increase in Monster supported by distribution gains & innovation e.g. Viking Berry & Ultra Vice Guava.
•Strong volume growth in Powerade driven by new packs, flavour extensions & activation. Smartwater volume growth driven by new listings & favourable weather.
•YTD revenue/UC[10] growth reflects headline price increase, promotional optimisation & positive brand mix from Energy offset partly by Water.

Iberia[9]
•Q3 mid single-digit volume growth, driven by both channels.
•Good volume growth in Coca-Cola TM driven by strong performance in Coke Zero. Good Flavours volume growth driven by Sprite.
•Greater distribution & activation drove high single-digit growth in Powerade & Aquarius, supported by Peach variant.
•Double-digit Fuze Tea volume growth supported by launch of mint variant.
•Monster delivered strong double-digit volume growth, driven by the Ultra & Juiced ranges.
•YTD revenue/UC[10] growth driven by headline price increase & positive brand mix from Energy partly offset by negative channel & pack mix from growth in QSR.

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Australia / Pacific[11]
•Q3 mid single-digit volume increase driven by growth in all markets (PNG growing double-digit) & across Home & AFH supported by strong execution (e.g. FIFA World Cup in July & Australian National Rugby League (NRL) finals in September).
•Volume growth in Coca-Cola TM driven by double-digit increase in Coke Zero. Flavours performed strongly, driven by volume growth in Sprite Zero & Kirks in Australia.
•Energy volumes grew double-digit reflecting growth in multipacks, new variants (e.g. Juiced Bad Apple) & continued strength in original Ultra White.
•YTD revenue/UC[10] growth reflects impact of Suntory exit in Australia (annualised in H1) & NZ. Excluding alcohol, revenue/UC grew low single-digit, supported by headline price increase in Australia & favourable brand & pack mix from continued growth of small packs & Energy partly offset by growth in Coffee.

Southeast Asia[12]
•High single-digit volume growth reflecting strong double-digit growth in Indonesia & solid mid single-digit growth in the Philippines.
•Coca-Cola TM volume growth in the Philippines driven by continued strength of Coke Original Taste & double-digit increase in Coke Zero. Growth also reflects double-digit increase in Wilkins Pure water supported by QSR listings & growth in Sprite Zero.
•In Indonesia, sparkling volume growth driven by Coke Zero & Sprite supported by innovation (Coke Zero Vanilla & Sprite Nipis Mint), more affordable smaller packs & the new route-to-market model. Encouraging early performance, including share gains, from the H1 launch of Powerade in the growing Sports category.
•YTD revenue/UC[10] growth driven by headline price increases in the Philippines offset partly by affordability investments in Indonesia & adverse mix from growth in Water in both markets.

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Q3 & YTD Volume Performance by Category[1],[4],[6]
All values are unaudited; YTD volume % refer to days adjusted movements, adjusting for six additional consumptions days in Q1’26 versus Q1’25

	Q3		YTD
	% of Total	% Change	% of Total	% Change
Coca-Cola®	57.6%	2.0%	58.2%	1.5%
Flavours & Mixers	20.9%	1.1%	21.3%	1.1%
Water, Sports, RTD Tea & Coffee[13]	13.3%	10.3%	12.4%	7.2%
Other inc. Energy	8.2%	10.5%	8.1%	8.8%
Total	100.0%	3.5%	100.0%	2.7%

Coca-Cola®
Q3: +2.0%; YTD: +1.5%
•Solid growth driven by Zero Sugar (Q3: +9.7%; YTD: +10.2%) supported by the launch of 500ml cans & Zero Caffeine in new black & gold packaging. All underpinned by great local activation & execution (e.g. FIFA World Cup & NRL in Australia).
•Improved Diet Coke performance driven by mid single-digit growth in GB supported by new Cherry flavour, 500ml cans & relaunch of 'This is My Taste' campaign.

Flavours & Mixers
Q3: 1.1%; YTD: 1.1%
•Sprite Q3 +5.9% & YTD +5.8%. Strong performance in Europe & APS supported by launch of Sprite Chill in Europe, Nipis Mint in Indonesia & limited-edition flavours in GB. Also reflects further distribution gains, the launch of 500ml cans & the new partnership with National Basketball Association.
•Fanta Q3 -1.5% (YTD: -0.9%) performance supported by new flavours (e.g. Mango, Grape & Lychee). New Halloween horror collection campaign activated towards end of quarter.

Water, Sports, RTD Tea & Coffee[13]
Q3: 10.3%; YTD: 7.2%
•Water Q3 +10.8% (YTD: +7.9%) driven by new listings & favourable summer weather in Europe (e.g. Smartwater in GB, Chaudfontaine in FBN, Vio in Germany) & continued growth of Wilkins Pure in the Philippines.
•Q3 Sports +10.8% (YTD: +11.4%) driven by Aquarius in Spain & strong growth in Powerade driven by FIFA World Cup activation, new flavours (e.g. Sour Grape & Peach in Australia) & new pack formats.
•Q3 RTD Tea & Coffee +8.5% (YTD +0.9%) driven by Fuze Tea in Spain & new larger pack formats in France.

Other inc. Energy
Q3: +10.5%; YTD: +8.8%
•Energy +17.3% in Q3 (YTD: +18.1%) driven by innovation (e.g. Viking Berry, Bad Apple in Australia, Nitro Blue in GB), distribution gains (including more coolers), growth in multipacks & continued strength of original variants e.g. Juices & Ultra White. Energy share +200bps YTD.
•ARTD momentum continued e.g. Absolut Sprite grew double-digit in GB. New launch of ‘Double Vodka Aussie Style Passionfruit’ in Australia.

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__________________
1.Refer to ‘Note regarding the presentation of alternative performance measures’ for further details & to ‘Supplementary Financial Information’ for a reconciliation of reported to comparable results; Change percentages against prior year equivalent period unless stated otherwise
2. A unit case equals approximately 5.678 litres or 24 8-ounce servings
3. Comparable & FX-neutral
4. Comparable volume growth rates are calculated on an Average Daily Sales (ADS) basis
5. External data sources: Nielsen & IRI Period 9 YTD
6. Adjusted for consumption days shift with six additional consumption days YTD’26 versus YTD’25
7. Footnote not used
8. Includes France, Monaco, Belgium, Luxembourg, the Netherlands, Norway, Sweden & Iceland
9. Includes Spain, Portugal & Andorra
10. Revenue per unit case
11. Includes Australia, New Zealand, the Pacific Islands & Papua New Guinea
12. Includes Philippines & Indonesia
13. RTD refers to ready to drink

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Forward-Looking Statements
This document includes "forward-looking statements" within the meaning of the securities laws of certain jurisdictions, including "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Such statements include estimates or projections concerning the financial condition, performance, results, guidance and outlook, dividends, consequences of mergers, acquisitions, joint ventures, divestitures, strategy and objectives of Coca-Cola Europacific Partners plc and its subsidiaries (together CCEP or the Group). Generally, the words “ambition”, “target”, “aim”, “believe”, “expect”, “intend”, “estimate”, “anticipate”, “project”, “plan”, “seek”, “may”, “could”, “would”, “should”, “might”, “will”, “forecast”, “outlook”, “guidance”, “possible”, “potential”, “predict”, “objective” or the negatives of these terms and similar expressions identify forward-looking statements, which generally are not historical in nature.

Forward-looking statements are subject to certain risks that could cause actual results to differ materially. Forward-looking statements are based upon various current assumptions as well as CCEP’s historical experience and present expectations or projections. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. Factors that, in CCEP’s view, could cause such actual results to differ materially from forward-looking statements include, but are not limited to: changes in the marketplace; changes in relationships with large customers; adverse weather conditions; importation of other bottlers’ products into our territories; deterioration of global and local economic and political conditions; increases in costs of raw materials; changes in interest rates or debt rating; deterioration in political unity within the European Union; defaults of or failures by counterparty financial institutions; changes in tax law in countries in which we operate; additional levies of taxes; waste and pollution, health concerns perceptions, and recycling matters related to packaging; global or regional catastrophic events; cyberattacks against us or our customers or suppliers; technology failures; initiatives to realise cost savings; miscalculation of our need for infrastructure investment; executing on our acquisition strategy; costs, limitations of supplies, and quality of raw materials; maintenance of brand image and product quality; managing workplace health, safety and security; water scarcity and regulations; climate change and legal and regulatory responses thereto; other legal, regulatory and compliance considerations; anti-corruption laws, regulations, and sanction programmes; legal claims against suppliers; litigation and legal proceedings against us; changes in our foreign private issuer status; attracting, retaining and motivating employees; our relationship with TCCC and other franchisors; and differing views among our shareholders. For more information on risks affecting our financial performance and condition and operating results, consult the "Risk Factors" section of CCEP's 2025 Annual Report on Form 20-F filed with the SEC on 13 March 2026 and in our H1 2026 Financial Results on Form 6-K filed with the SEC on 4 August 2026.

Due to these risks, CCEP’s actual future financial condition, results of operations, and business activities, including its results, dividend payments, capital and leverage ratios, growth, including growth in revenue, cost of sales per unit case and operating profit, free cash flow, market share, tax rate, efficiency savings, achievement of sustainability goals, including net zero emissions and recycling initiatives and capital expenditures, may differ materially from the plans, goals, expectations and guidance set out in forward-looking statements. These risks may also adversely affect CCEP’s share price. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. All forward looking statements contained in this document are expressly qualified by the cautionary statements in this section.

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Supplemental Financial Information - Revenue - Reported to Comparable
Revenue

Revenue CCEP In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Third Quarter Ended			Nine Months Ended
	2 Oct 2026	26 Sept 2025	% Change	2 Oct 2026	26 Sept 2025	% Change
As reported	5,764	5,410	6.5%	16,488	15,684	5.1%
Adjust: Impact of fx changes	(39)	n/a	n/a	137	n/a	n/a
Fx-neutral	5,725	5,410	5.8%	16,625	15,684	6.0%

Revenue per unit case	5.46	5.34	2.2%	5.38	5.33	1.0%

Revenue Europe
As reported	4,436	4,194	5.8%	12,347	11,665	5.8%
Adjust: Impact of fx changes	(22)	n/a	n/a	13	n/a	n/a
Fx-neutral	4,414	4,194	5.2%	12,360	11,665	6.0%

Revenue per unit case	6.16	5.98	2.9%	6.10	5.99	1.9%

Revenue APS
As reported	1,328	1,216	9.2%	4,141	4,019	3.0%
Adjust: Impact of fx changes	(17)	n/a	n/a	124	n/a	n/a
Fx-neutral	1,311	1,216	7.8%	4,265	4,019	6.1%

Revenue per unit case	3.96	3.91	1.4%	4.01	4.03	(0.6)%

Volume

Comparable Volume - Consumption Day Shift CCEP In millions of unit cases. Average daily sales data calculated prior to rounding.	Third Quarter Ended			Nine Months Ended
	2 Oct 2026	26 Sept 2025	% Change	2 Oct 2026	26 Sept 2025	% Change
Volume	1,048	1,012	3.6%	3,089	2,944	4.9%
Consumption days	91	91	n/a	275	269	n/a
Average Daily Sales	11.52	11.12	3.5%	11.23	10.94	2.7%

Comparable Volume - Consumption Day Shift Europe
Volume	717	701	2.3%	2,025	1,947	4.0%
Consumption days	91	91	n/a	275	269	n/a
Average Daily Sales	7.88	7.71	2.3%	7.36	7.24	1.7%

Comparable Volume - Consumption Day Shift APS
Volume	331	311	6.4%	1,064	997	6.7%
Consumption days	91	91	n/a	275	269	n/a
Average Daily Sales	3.64	3.42	6.3%	3.87	3.71	4.4%

The calculation of comparable volume growth has been updated and is now based on consumption days (previously selling days), consistent with how management reviews volume performance. Comparable volume growth is calculated based on Average Daily Sales (ADS), dividing reported volumes by consumption days for each respective period.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorised.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: November 3, 2026	By:	/s/ Ed Walker
	Name:	Ed Walker
	Title:	Chief Financial Officer